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                        [GALLAGHER & KENNEDY LETTERHEAD]

                                 March 25, 2002

                                                              File No. 12592 - 2

VIA FACSIMILE AND FEDERAL EXPRESS

Steven C. Duvall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

         RE: GREAT WESTERN LAND AND RECREATION, INC.; FORM S-4 AS AMENDED ON DECEMBER 11, 2001; FILE NO. 333-71644, WITHDRAWAL OF FILING

Dear Mr. Duvall:

         On behalf of Great Western Land and Recreation, Inc., a Delaware corporation (the "Company"), we hereby request that the filing on Form S-4, Registration No. 333-71644 (the "Registration Statement"), filed with the Securities and Exchange Commission on October 16, 2001 and amended on or about December 11, 2001, be withdrawn. The Company is withdrawing the Registration Statement due to the termination of the proposed merger between the Company and quepasa.com, inc. The proposed merger was terminated by the Company on February 6, 2002. None of the Company's shares of common stock have been sold in connection with the proposed merger.

         If you have any questions or comments, or if you require any additional information or documentation, please call me at your earliest convenience.

                                         Very truly yours,

                                         GALLAGHER & KENNEDY, P.A.


                                         By: /s/ Sara R. Ziskin
                                             Sara R. Ziskin
                                             For the Firm


SRZ:kka
cc:      Edward Dietrich, Esq.
         Edward M. Zachary, Esq.